UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

LANGUAGE ENTERPRISES CORP.
(Name of Registrant as Specified in its charter)

NEVADA	000-52738	98-0555508
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

111 N. Sepulveda Blvd, Suite 250
Manhattan Beach, CA 90266
(Address of principal executive offices)

(310) 937-1511
Issuer's telephone number

N/A
(Former name, former address and former fiscal year, if changed since last report)

LANGUAGE ENTERPRISES CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
LANGUAGE ENTERPRISES CORP.

GENERAL

This Information Statement is being mailed commencing on or about December 14, 2007 by Language Enterprises Corp. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors.

This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's stockholders.

VOTING SECURITIES OF THE COMPANY

As of December 12, 2007 (the “Record Date”), there were 4,003,500 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors and each of the Company’s named executive officers as defined under Item 402(a)(2) of Regulation SB; (ii) the Company’s named executive officers and directors as a group; and (iii) each person (including any group) known to the Company to own more than 5% of any class of the Company’s voting securities. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
SECURITY OWNERSHIP OF MANAGEMENT
Common Stock	Paul C. Kirkitelos Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Nominee Director	2,340,000 (direct)	58.4%
Common Stock	Jonathan Moore Former Chief Executive Officer, Former Chief Financial Officer, Former President, Former Treasurer and Director	Nil (direct)	Nil%
Common Stock	Naomi Moore Former Secretary and Director	Nil (direct)	Nil%
Common Stock	All Officers and Directors as a Group (3 persons)	2,340,000	58.4%
5% STOCKHOLDERS
Common Stock	Paul C. Kirkitelos 111 N. Sepulveda Blvd., Suite 250 Manhattan Beach, CA 90266	2,340,000 (direct)	58.4%

Notes

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. As of December 12, 2007 (the “Record Date”), there were 4,003,500 shares of the Company’s common stock issued and outstanding.

CHANGES IN CONTROL

Board and Officer Appointments

The Company’s current officers and directors are as follows:

Name	Offices
Paul C. Kirkitelos	Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer
Jonathan Moore	Director
Naomi Moore	Director

On November 23, 2007, pursuant to the terms of a Share Transfer Agreement (the “Share Transfer Agreement”) among Paul C. Kirkitelos, Jonathan Moore and Naomi Moore, Dr. Kirkitelos purchased 1,170,000 shares of the Company’s common stock from each of Mr. Moore and Mrs. Moore, being 2,340,000 shares of common stock in aggregate (the “Shares”). In consideration of the Shares, Dr. Kirkitelos paid $124,990 to each of Mr. Moore and Mrs. Moore, equal to $249,980 in the aggregate.

As a result of the completion of the sale of the Shares to Dr. Kirkitelos, Mr. Moore and Mrs. Moore no longer own any shares of the Company’s common stock and Dr. Kirkitelos now owns approximately 58.4% of the outstanding shares of our common stock, resulting in a change of control. Under the terms of the Share Transfer Agreement, Mr. Moore and Mrs. Moore have agreed to resign from the Company’s Board of Directors and to have Dr. Kirkitelos appointed as the Company’s sole director.

The appointment of Dr. Kirkitelos as a director of the Company and the corresponding resignations of Mr. Moore and Mrs. Moore will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position(s)
Paul C. Kirkitelos	38	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Nominee Director

Jonathan Moore	37	Director

Naomi Moore	32	Director

Set forth below is a brief description of the background and business experience of our officers and directors:

Paul C. Kirkitelos has been the Company’s President, Secretary and Treasurer since November 21, 2007. Dr. Kirkitelos has 12 years of management consulting, R&D, finance, and operations experience. Dr. Kirkitelos was most recently Chief Operating Officer of Nutragenetics, a nutritional science and product company. Prior to Nutragenetics, he co-founded Rabbitt Capital Management, a hedge fund based on quantitative stock market models. Dr. Kirkitelos also co-founded Web Event Broadcasting, an Internet video company, where he served as CFO. Previously, with the strategic consulting firm McKinsey & Company, Dr. Kirkitelos served high tech and industrial clients on strategy, corporate finance, and operations studies. Prior to McKinsey, Dr. Kirkitelos was the Director of Applications Development at Chromavision Medical Systems, where he managed applications development, supported clinical trials, and managed the FDA approval for the company's cellular evaluation instrument. This regulatory approval was the foundation for the company's successful initial public offering (IPO) on Nasdaq. Dr. Kirkitelos holds M.S. and Ph.D. degrees in Engineering Physics from University of Virginia, where he worked as a Research Fellow with the NASA Goddard Space Flight Center studying the nonlinear dynamics of astrophysical plasma waves. He earned B.S. degrees in both Electrical Engineering and Physics with Highest Distinction from Worcester Polytechnic Institute.

Jonathan Moore has been a member of the Company’s Board of Directors since October 25, 2005. From October 25, 2005 to November 21, 2007, Mr. Moore served as the Company’s President and from June 1, 2006 to November 21, 2007, Mr. Moore served as the Company’s Treasurer. Mr. Moore holds a Bachelor of Education degree from the University of Victoria and is currently completing graduate studies in education at Simon Fraser University. Since 2000, Mr. Moore has been a teacher with the Surrey School District in British Columbia, Canada.

Naomi Moore has been a member of the Company’s Board of Directors since October 25, 2005. Mrs. Moore served as the Company’s Secretary until her resignation on November 21, 2007. Mrs. Moore holds a Bachelor of Arts degree in Geography and an Education degree from Simon Fraser University. She also completed the Co-operative Education Program in Geography and Earth Sciences and a certificate in Liberal Arts. Mrs. Moore has worked for various governmental agencies which include, in 1996 the Canadian Department of Fisheries and Oceans in Nanaimo, British Columbia, in 1997 Environment Canada in Hull, Quebec and in 1997 the Ministry of Forests in Lillooet, British Columbia. Mrs. Moore has been a teacher with the Surrey School District since 2002 and was a teacher with the Coquitlam School District from 2000 to 2002.

Jonathan Moore and Naomi Moore are married.

TERMS OF OFFICE

Members of the Company’s Board of Directors are appointed to hold office until the next annual meeting of the Company’s stockholders or until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

LEGAL PROCEEDINGS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company:

  Any of the Company’s directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares of common stock;
  Any of the Company’ promoters; and
  Any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

On January 26, 2006, the Company issued 1,300,000 total shares of common stock to Jonathan Moore, the Company’s former President, Treasurer and a member of the Company’s Board of Directors, at a price of $0.01 per share. The shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Securities Act. In addition, Mr. Moore has agreed to loan the Company $40,000 on an as-needed basis to fund operations and expenses, with terms of the loan to be determined at the time of lending. Interest charged will not exceed the prevailing bank prime rate plus 2%. As at the fiscal year end of July 31, 2007, the Company owed $4,541 (2006 - $3,567) to Mr. Moore for expenses paid on the Company’s behalf. The amount owing was advanced without interest and is due on demand.

On January 26, 2006, the Company issued 1,300,000 total shares of common stock to Naomi Moore, the Company’s former Secretary and a member of the Company’s Board of Directors, at a price of $0.01 per share. The shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Securities Act.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

The Company believes that, during the last fiscal year, the following persons failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act:

Name and Principal Position	Number of Late Insider Reports	Transactions Not Timely Reported	Known Failures to File a Required Form
Jonathan Moore, Former President, Former Treasurer and Director	One	One	One
Naomi Moore, Former Secretary and Director	One	One	One

DIRECTOR INDEPENDENCE

The Company’s common stock is quoted on the OTC Bulletin Board interdealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Prior to November 21, 2007, Jonathan Moore and Naomi Moore acted as the Company’s executive officers, and were not considered to be independent. As they resigned from their respective executive officer positions on November 21, 2007, Jonathan Moore and Naomi Moore are currently considered to be independent directors. Upon his appointment, Paul Kirkitelos is expected to continue to act as an executive officer of the Company, and is not expected to qualify as an independent director.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES

The Company does not have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees of the Company’s Board of Directors. As a result, the Company’s entire Board of Directors performs these functions. As the Company’s Board of Directors has, to date, consisted of only two directors, the Company’s Board of Directors felt that it was unnecessary to create separately designated director committees. In evaluating director candidates, the Company’s Board of Directors takes into account the entire background of the particular candidate, including his or her business experience, specialized skills or experience possessed by the particular candidate, and the candidate’s integrity and reputation. Executive officer and director compensation is also determined by examining the entirety of the circumstances, including the experience and responsibilities of the particular individual as well as the amount of time devoted to the Company’s business.

The Company’s Board of Directors does not have a fixed policy regarding the consideration of director candidates recommended by stockholders and has not provided a process for stockholders to nominate director candidates. As the Company is still in the early stages of developing its business, the Company’s Board of Directors feels that it is inappropriate at this time for the Company to consider candidates submitted by its stockholders at this time.

The Company does not currently have a person who qualifies as an “audit committee financial expert” on its Board of Directors. The Company’s Board of Directors believes that the cost of appointing an audit committee financial expert to its Board of Directors is prohibitive at this time.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the Board of Directors. Communications to the Board of Directors may be directed to the Company, to the attention of the Board of Directors, at the address and telephone number set out on the cover page to this Information Statement.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The Company did not pay any compensation to Jonathan Moore, the Company’s former Chief Executive Officer, former Chief Financial Officer, former President, former Treasurer and director, and Naomi Moore, the Company’s former Secretary and director, during the fiscal year ended July 31, 2007. However, for accounting purposes, the Company recorded in its financial statements the fair value of management provided to the Company at no cost as contributed management services.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

As at July 31, 2007, the Company did not have any outstanding equity awards.

EMPLOYMENT CONTRACTS

The Company has no employment contracts, termination of employment or change-in-control arrangements with its executive officers and directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

LANGUAGE ENTERPRISES CORP.

Dated: December 14, 2007

/s/ Paul C. Kirkitelos

PAUL C. KIRKITELOS
Chief Executive Officer, Chief Financial Officer,
President, Treasurer and Secretary